                                                                 File No. 69-188
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  Form U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To Be Filed Annually Prior to March 1*

*Extension until June 3, 2002 granted by Office of Public Utility Regulation on May 2, 2002.

                             MIDWEST BOTTLE GAS CO.
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

CLAIMANT:


           Name:                                    Midwest Bottle Gas Co.


           State of Organization:                   Wisconsin


           Principal Office:                        3600 Hwy. 157
                                                    La Crosse, WI 54601
           Location & Nature of
           Business:                                Company Headquarters for
                                                    Administrative Functions



                                       1.

SUBSIDIARIES:

A.        Name:                               Olson's L.P. Gas, Inc.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Inactive as of February, 2001
                                              (Formerly Sold L.P. Gas and Gas
                                              Appliances and fertilizer in and
                                              around Blair, WI.)

B.        Name:                               Midwest Bottle Gas Company of
                                              Minnesota

          State of Organization:              Minnesota

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Mobile Home Park
                                              in Caledonia, MN.

C.        Name:                               Midwest Natural Gas, Inc.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           This Corporation operates
                                              natural gas distribution
                                              facilities in the following
                                              communities in Western Wisconsin.

                                              Arcadia          East Farmington
                                              Independence     Somerset
                                              Mondovi          Houlton
                                              Whitehall        Roberts
                                              Westby           Burkhart
                                              Viola            Ettrick
                                              LaFarge          Galesville
                                              Coon Valley      Trempealeau
                                              Eleva            New Amsterdam
                                              Strum            Centerville
                                              St. Joseph




                                       2.

D.        Name:                               Tomah LP Gas Service, Inc.

          State of Organization:              Wisconsin

          Principal office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Inactive as of February, 2001.
                                              (Formerly sold L.P. Gas, fuel oil
                                              and appliances in and around
                                              Tomah, WI.)

E.        Name:                               Hiawatha Valley Gas Company

          State of Organization:              Minnesota

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Inactive as of February, 2001.
                                              (Formerly sold L.P. Gas and
                                              appliances in and around Winona,
                                              MN.)

F.        Name:                               Tru-Gas of Florida, Inc.

          State of Organization:              Florida

          Principal Office:                   3500 Fell Road
                                              West Melbourne, FL 32904-7542
          Location & Nature of
          Business:                           Adult mobile home park in West
                                              Melbourne, FL

G.        Name:                               Dawson Oil Company, LTD.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Wholesale of L.P. Gas to in-
                                              dependent dealers in Minnesota,
                                              Wisconsin, Iowa, North Dakota,
                                              South Dakota and Nebraska.




                                       3.

H.        Name:                               Midwest LPG Insurance
                                              Specialists, Inc.

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location & Nature of
          Business:                           Insurance Agency selling
                                              insurance in Wisconsin,
                                              Minnesota, Florida and
                                              Georgia.

I.        Name:                               La Crosse Hangar Co. - 50% Owned
                                              Partnership

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location and Nature of
          Business:                           Owner and operator of airport
                                              hangar building.

J.        Name:                               Midwest TV & Appliance, LLC

          State of Organization:              Wisconsin

          Principal Office:                   3600 State Hwy. 157
                                              La Crosse, WI 54601
          Location and Nature of
          Business:                           Sale of Appliances in and
                                              around La Crosse, WI


2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:




                                       4.

                                      Arcadia            East Farmington
                                      Independence       Somerset
                                      Mondovi            Houlton
                                      Whitehall          Roberts
                                      Westby             Burkhart
                                      Viola              Ettrick
                                      LaFarge            Galesville
                                      Coon Valley        Trempealeau
                                      Eleva              New Amsterdam
                                      Strum              Centerville
                                      St. Joseph


Midwest Natural Gas, Inc. purchases natural gas at the communities within the State of Wisconsin from Occidental Energy Marketing, Inc. and Huskey Gas Marketing, Inc. and transported through Northern Natural Gas Company which has a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a)  Number of Mcf. of natural or manufactured as, distributed at retail ............1,669,714 DECA-THERMS (purchase entirely in the
              State of Wisconsin; associated revenues: $13,353,202)

         (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized.
              ..................................................None

         (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line
              ................................................. None

         (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line
              ................................................. None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:



                                       5.

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas............................................... None

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held
              .................................................. None

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company........................................... None

         (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period ...................... None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).................. None


                                    EXHIBIT A

              A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, is attached hereto.


                                    EXHIBIT B

              Financial Data Schedule is attached hereto.

                                   EXHIBIT C

              Not Applicable



                                       6.

              The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 3rd day of June, 2002.

                                                 MIDWEST BOTTLE GAS CO.

CORPORATE SEAL
                                                 By: /s/ James A. Senty
                                                    -------------------------
                                                    James A. Senty, President
Attest:


/s/ Richard A. Linton
----------------------------
Richard A. Linton, Treasurer

Name, title and address of officer
to whom notices and correspondence
concerning this statement should
be addressed.


Richard A. Linton, Treasurer
Midwest Bottle Gas Co.
3600 Hwy. 157 P.O. Box 429
La Crosse, WI 54602-0429




                                       7.

                                                   TOTAL TGF       TOTAL DAWSON      TOTAL OTH SUB      TOTAL MBG        GRAND TOTAL
                                                   ---------       ------------      -------------      ---------        -----------
                                                                              CONSOLIDATED 1/31/2002

   ASSETS

CASH                                                 4198.08        -320625.11          37591.82        9863445.73        9584610.52
TRADE NOTES AND ACCOUNTS REC                         -357.21        3676841.09        1332605.28           2690.06        5011779.22
ALLOWANCE FOR BAD DEBTS                                 0.00        -125000.00         -17500.00              0.00        -142500.00
INVENTORIES                                             0.00        4713570.40        1177612.99              0.00        5891183.39
PREPAID EXPENSES                                     9446.00         120939.82         138114.02          10377.00         278876.84
ACCRUED INTEREST RECEIVABLE                             0.00              0.00              0.00              0.00              0.00
NOTES RECEIVABLE,OTHER                                  0.00              0.00              0.00              0.00              0.00
LOANS TO STOCKHOLDERS                                   0.00              0.00              0.00          22251.92          22251.92
NOTES RECEIVABLE, INTERCOMPANY                          0.00         178675.38        1784886.91       16421482.02       18385044.31
OTHER INVESTMENTS                                       0.00              0.00            750.00         126397.34         127147.34
BUILDINGS & OTHER DEPRECIABLE                      555265.18        1914660.25       18488898.44        2457120.34       23415944.21
ACCUMULATED DEPRECIATION                          -472193.35        -691957.68       -7126613.41       -1442534.20       -9733298.64
LAND                                               478454.51              0.00          51433.82         387988.96         917877.29
INTANGIBLE ASSETS                                       0.00              0.00              0.00              0.00              0.00
CSV LIFE INSURANCE                                      0.00              0.00              0.00        1302892.33        1302892.33
INVESTMENT IN WHOLLY OWNED SUB                          0.00              0.00              0.00       -2728934.88       -2728934.88
INVESTMENT IN ASSOCIATED CO                             0.00              0.00              0.00          96249.92          96249.92
UNAMORTIZED DEFERRED DEBT EXPE                          0.00              0.00          11496.88              0.00          11496.88
LAND HELD FOR INVESTMENT                                0.00              0.00              0.00              0.00              0.00
GOODWILL                                                0.00           1000.00              0.00              0.00           1000.00
MISCELLANEOUS DEFERRED DEBITS                           0.00              0.00              0.00              0.00              0.00
                                                  ----------       -----------       -----------       -----------       -----------
  TOTAL ASSETS                                     574813.21        9468104.15       15879276.75       26519426.54       52441620.65
                                                  ==========       ===========       ===========       ===========       ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                    82563.87        2130730.69        1024043.64        1531549.90        4768888.10
ACCRUED PAYROLL                                     25993.77         205594.58         108176.55          40254.63         380019.53
TAXES OTHER THAN INCOME                              3632.92          11066.22          48610.40           6449.39          69758.93
INTEREST PAYABLE                                        0.00              0.00          78921.69          24932.24         103853.93
INCOME TAXES PAYABLE                               138434.68          27513.33          31077.00         129990.41         327015.42
CUSTOMER DEPOSITS                                       0.00              0.00          44629.53              0.00          44629.53
DIVIDENDS PAYABLE                                       0.00              0.00              0.00              0.00              0.00
OTHER CURRENT LIABILITIES                               0.00              0.00         -36091.73         330308.20         294216.47
NOTES PAYABLE INTERCOMPANY                        1546661.63        6092762.56        2593001.16        2073157.51       12305582.86
NOTES PAYABLE                                           0.00              0.00        2540492.82         424974.91        2965467.73
DEFERRED INCOME TAXES                               -3200.00         284800.00        1084000.00         282400.00        1648000.00
OTHER DEFERRED CREDITS                                  0.00              0.00           6808.84              0.00           6808.84
DEFERRED LOSS                                           0.00              0.00              0.00              0.00              0.00
PREFERRED STOCK                                         0.00              0.00              0.00              0.00              0.00
COMMON STOCK                                         3500.00          10000.00         806470.00         179700.00         999670.00
PAID IN OR CAPITAL SURPLUS                         195966.06              0.00        1564611.00           2500.00        1763077.06
RETAINED EARNINGS                                -1418739.72         705636.77        5984525.85       21497109.35       26768532.25
TREASURY STOCK                                          0.00              0.00              0.00          -3900.00          -3900.00
                                                  ----------       -----------       -----------       -----------       -----------
   TOTAL LIABILITIES & EQUITY                      574813.21        9468104.15       15879276.75       26519426.54       52441620.65
                                                  ==========       ===========       ===========       ===========       ===========

                                                   TOTAL TGF       TOTAL DAWSON      TOTAL OTH SUB      TOTAL MBG        GRAND TOTAL
                                                   ---------       ------------      -------------      ---------        -----------
                                                                              CONSOLIDATED 1/31/2002

   INCOME
GROSS SALES LESS RETURNS                            68511.99       33238988.82       14857186.41         819803.78       48984491.00
COST OF GOODS SOLD                                -270721.88       32133144.41       10862724.04          91104.74       42816251.31
                                                  ----------      ------------       -----------       -----------      ------------
GROSS PROFIT                                       339233.87        1105844.41        3994462.37         728699.04        6168239.69
DIVIDEND INCOME                                         0.00              0.00              0.00           2260.80           2260.80
INTEREST INCOME                                    311981.04           5886.74          55031.63        1075895.36        1448794.77
GROSS RENTS                                        471609.99              0.00          46079.00         212493.88         730182.87
GAIN(LOSS)SALE OF FIXED ASSETS                    8136929.30              0.00        1947028.52        7366126.80       17450084.62
SERVICE CALLS & CONTRACTED SER                        441.38              0.00         174327.61           1441.94         176210.93
ADMINISTRATIVE FEE                                 -24000.00         -24000.00              6.72          47993.28              0.00
CYLINDER & LEASE INCOME                            -68967.25           2676.00              0.00          -3343.17         -69634.42
MISCELLANEOUS INCOME                                10675.16            193.17            250.26           3283.55          14402.14
                                                  ----------      ------------       -----------       -----------      ------------
   TOTAL INCOME                                   9177903.49        1090600.32        6217186.11        9434851.48       25920541.40
                                                  ----------      ------------       -----------       -----------      ------------
SALARIES & WAGES                                   119093.19         260944.86         977217.02         184152.06        1541407.13
REPAIRS                                             23292.02              0.00         163602.16          64719.19         251613.37
BAD DEBTS                                          -29355.99          18000.00          57223.72         -30030.10          15837.63
RENTS                                                  -2.25          29828.30         176485.50              0.00         206311.55
TAXES                                               73330.46          10302.81         233232.25         101394.01         418259.53
INTEREST                                              552.10         154728.31         401669.21         602222.02        1159171.64
CONTRIBUTIONS                                       -9600.00              0.00            679.99            250.00          -8670.01
DEPRECIATION                                        11842.56         145870.31         666695.09          91332.91         915740.87
ADVERTISING                                         22394.95           1247.77         195572.17          42932.59         262147.48
PENSION, PROFIT SHARING                               295.97            948.58           8489.40           8905.71          18639.66
EMPLOYEE BENEFIT PROGRAMS                            6438.63           2754.29          64829.75           4800.29          78822.96
AMORTIZATION                                            0.00              0.00           2420.40          73328.64          75749.04
BONDS & LICENSES                                     4210.10            215.00            490.00           2115.96           7031.06
DUES & SUBSCRIPTIONS                                   35.00           3779.37           5379.64           2117.89          11311.90
INSURANCE                                            6996.00          28173.00          23068.00          11510.24          69747.24
PROFESSIONAL FEES                                   61157.82          11028.16          66574.70         323882.72         462643.40
ADMINISTRATIVE, OFFICE                              76272.68          45566.02          61189.74         154675.31         337703.75
AUTO & TRUCK EXPENSE                                18218.58              0.00          34545.68           2544.46          55308.72
TRAVEL                                              75736.47        -121599.57            465.50         138621.15          93223.55
TELEPHONE                                            1043.58           8386.57           4294.59          12117.71          25842.45
UTILITIES                                           35101.55              0.00           5472.83          30522.53          71096.91
SELLING EXPENSE                                      1530.00              0.00           9813.95              0.00          11343.95
SHOP SUPPLIES EXPENSE                                  99.69              0.00           7369.89           -108.43           7361.15
MISCELLANEOUS                                        2176.00           4033.24          48765.91          38957.30          93932.45
OUTSIDE SERVICES & COLLECTION                       14447.65           6000.00         109135.88         -22132.20         107451.33
UTILITY MERCHANDISING,JOBBING                           0.00              0.00              0.00              0.00              0.00
UTILITY PLANT OPERATING EXPENS                          0.00              0.00          52515.79              0.00          52515.79
COMMITMENT FEE                                          0.00              0.00              0.00              0.00              0.00
                                                  ----------      ------------       -----------       -----------      ------------
   TOTAL DEDUCTIONS                                515306.76         610207.02        3377198.76        1838831.96        6341544.50
   INCOME TAXES                                   3344000.00         370600.00        1109100.21        3048300.00        7872000.21
                                                  ----------      ------------       -----------       -----------      ------------
NET INCOME(LOSS)                                  5318596.73         109793.30        1730887.14        4547719.52       11706996.69
                                                  ==========      ============       ===========       ===========      ============


                                       TGF-HDQ      KAY DAWSON   COMMERCIAL   EARLY         MORING
                                       -------      ----------   ----------   -----         ------
                                                   TRU-GAS OF FLORIDA, INC. 1/31/2002
   ASSETS

CASH                                      0.00            0.00      0.00      0.00            0.00
TRADE NOTES AND ACCOUNTS REC            667.00            0.00      0.00      0.00            0.00
ALLOWANCE FOR BAD DEBTS                   0.00            0.00      0.00      0.00            0.00
INVENTORIES                               0.00            0.00      0.00      0.00            0.00
PREPAID EXPENSES                        532.00            0.00      0.00      0.00            0.00
ACCRUED INTEREST RECEIVABLE               0.00            0.00      0.00      0.00            0.00
NOTES RECEIVABLE,OTHER                    0.00            0.00      0.00      0.00            0.00
LOANS TO STOCKHOLDERS                     0.00            0.00      0.00      0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY            0.00            0.00      0.00      0.00            0.00
OTHER INVESTMENTS                         0.00            0.00      0.00      0.00            0.00
BUILDINGS & OTHER DEPRECIABLE         24156.13            0.00      0.00      0.00            0.00
ACCUMULATED DEPRECIATION             -26641.54            0.00      0.00      0.00            0.00
LAND                                  38747.17            0.00      0.00      0.00            0.00
INTANGIBLE ASSETS                         0.00            0.00      0.00      0.00            0.00
CSV LIFE INSURANCE                        0.00            0.00      0.00      0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB            0.00            0.00      0.00      0.00            0.00
INVESTMENT IN ASSOCIATED CO               0.00            0.00      0.00      0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE            0.00            0.00      0.00      0.00            0.00
LAND HELD FOR INVESTMENT                  0.00            0.00      0.00      0.00            0.00
GOODWILL                                  0.00            0.00      0.00      0.00            0.00
MISCELLANEOUS DEFERRED DEBITS             0.00            0.00      0.00      0.00            0.00
                                   -----------         -------    ------    ------         -------
  TOTAL ASSETS                        37460.76            0.00      0.00      0.00            0.00
                                   ===========         =======    ======    ======         =======
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                      82472.35            0.00      0.00      0.00            0.00
ACCRUED PAYROLL                       23218.75            0.00      0.00      0.00            0.00
TAXES OTHER THAN INCOME                -641.12            0.00      0.00      0.00            0.00
INTEREST PAYABLE                          0.00            0.00      0.00      0.00            0.00
INCOME TAXES PAYABLE                 138434.68            0.00      0.00      0.00            0.00
CUSTOMER DEPOSITS                         0.00            0.00      0.00      0.00            0.00
DIVIDENDS PAYABLE                         0.00            0.00      0.00      0.00            0.00
OTHER CURRENT LIABILITIES                 0.00            0.00      0.00      0.00            0.00
NOTES PAYABLE INTERCOMPANY          1290761.63            0.00      0.00      0.00            0.00
NOTES PAYABLE                             0.00            0.00      0.00      0.00            0.00
DEFERRED INCOME TAXES                 -8200.00            0.00      0.00      0.00            0.00
OTHER DEFERRED CREDITS                    0.00            0.00      0.00      0.00            0.00
DEFERRED LOSS                             0.00            0.00      0.00      0.00            0.00
PREFERRED STOCK                           0.00            0.00      0.00      0.00            0.00
COMMON STOCK                           3500.00            0.00      0.00      0.00            0.00
PAID IN OR CAPITAL SURPLUS           195966.06            0.00      0.00      0.00            0.00
RETAINED EARNINGS                  -1688051.59            0.00      0.00      0.00            0.00
TREASURY STOCK                            0.00            0.00      0.00      0.00            0.00
                                   -----------         -------    ------    ------         -------
   TOTAL LIABILITIES & EQUITY         37460.76            0.00      0.00      0.00            0.00
                                   ===========         =======    ======    ======         =======


                                        THRIFTY           TROUP   ECONOMY  MARION CTY    ARROWOOD        TOTAL TGF
                                        -------           -----   -------  ----------    --------        ---------
                                                         TRU-GAS OF FLORIDA, INC. 1/31/2002

   ASSETS

CASH                                      0.00            0.00      0.00      0.00         4198.08          4198.08
TRADE NOTES AND ACCOUNTS REC              0.00            0.00      0.00      0.00        -1024.21          -357.21
ALLOWANCE FOR BAD DEBTS                   0.00            0.00      0.00      0.00            0.00             0.00
INVENTORIES                               0.00            0.00      0.00      0.00            0.00             0.00
PREPAID EXPENSES                          0.00            0.00      0.00      0.00         8914.00          9446.00
ACCRUED INTEREST RECEIVABLE               0.00            0.00      0.00      0.00            0.00             0.00
NOTES RECEIVABLE,OTHER                    0.00            0.00      0.00      0.00            0.00             0.00
LOANS TO STOCKHOLDERS                     0.00            0.00      0.00      0.00            0.00             0.00
NOTES RECEIVABLE, INTERCOMPANY            0.00            0.00      0.00      0.00            0.00             0.00
OTHER INVESTMENTS                         0.00            0.00      0.00      0.00            0.00             0.00
BUILDINGS & OTHER DEPRECIABLE             0.00            0.00      0.00      0.00       531109.05        555265.18
ACCUMULATED DEPRECIATION                  0.00            0.00      0.00      0.00      -445551.81       -472193.35
LAND                                      0.00            0.00      0.00      0.00       439707.34        478454.51
INTANGIBLE ASSETS                         0.00            0.00      0.00      0.00            0.00             0.00
CSV LIFE INSURANCE                        0.00            0.00      0.00      0.00            0.00             0.00
INVESTMENT IN WHOLLY OWNED SUB            0.00            0.00      0.00      0.00            0.00             0.00
INVESTMENT IN ASSOCIATED CO               0.00            0.00      0.00      0.00            0.00             0.00
UNAMORTIZED DEFERRED DEBT EXPE            0.00            0.00      0.00      0.00            0.00             0.00
LAND HELD FOR INVESTMENT                  0.00            0.00      0.00      0.00            0.00             0.00
GOODWILL                                  0.00            0.00      0.00      0.00            0.00             0.00
MISCELLANEOUS DEFERRED DEBITS             0.00            0.00      0.00      0.00            0.00             0.00
                                   -----------         -------    ------    ------      ----------      -----------
  TOTAL ASSETS                            0.00            0.00      0.00      0.00       537352.45        574813.21
                                   ===========         =======    ======    ======      ==========      ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          0.00            0.00      0.00      0.00           91.52         82563.87
ACCRUED PAYROLL                           0.00            0.00      0.00      0.00         2775.02         25993.77
TAXES OTHER THAN INCOME                   0.00            0.00      0.00      0.00         4274.04          3632.92
INTEREST PAYABLE                          0.00            0.00      0.00      0.00            0.00             0.00
INCOME TAXES PAYABLE                      0.00            0.00      0.00      0.00            0.00        138434.68
CUSTOMER DEPOSITS                         0.00            0.00      0.00      0.00            0.00             0.00
DIVIDENDS PAYABLE                         0.00            0.00      0.00      0.00            0.00             0.00
OTHER CURRENT LIABILITIES                 0.00            0.00      0.00      0.00            0.00             0.00
NOTES PAYABLE INTERCOMPANY                0.00            0.00      0.00      0.00       255900.00       1546661.63
NOTES PAYABLE                             0.00            0.00      0.00      0.00            0.00             0.00
DEFERRED INCOME TAXES                     0.00            0.00      0.00      0.00         5000.00         -3200.00
OTHER DEFERRED CREDITS                    0.00            0.00      0.00      0.00            0.00             0.00
DEFERRED LOSS                             0.00            0.00      0.00      0.00            0.00             0.00
PREFERRED STOCK                           0.00            0.00      0.00      0.00            0.00             0.00
COMMON STOCK                              0.00            0.00      0.00      0.00            0.00          3500.00
PAID IN OR CAPITAL SURPLUS                0.00            0.00      0.00      0.00            0.00        195966.06
RETAINED EARNINGS                         0.00            0.00      0.00      0.00       269311.87      -1418739.72
TREASURY STOCK                            0.00            0.00      0.00      0.00            0.00             0.00
                                   -----------         -------    ------    ------      ----------      -----------
   TOTAL LIABILITIES & EQUITY             0.00            0.00      0.00      0.00       537352.45        574813.21
                                   ===========         =======    ======    ======      ==========      ===========

                                       TGF-HDQ   KAY DAWSON       COMMERCIAL          EARLY          MORING        THRIFTY
                                       -------   ----------       ----------          -----          ------        -------
                                                               TRU-GAS OF FLORIDA, INC. 1/31/2002
   INCOME
GROSS SALES LESS RETURNS                 0.00       1213.71          5309.88         6188.80         23441.04        6015.90
COST OF GOODS SOLD                 -284461.46        589.02          3179.49         4379.67           139.26        1963.36
                                  -----------    ----------       ----------       ---------      -----------     ----------
GROSS PROFIT                        284461.46        624.69          2130.39         1809.13         23301.78        4052.54
DIVIDEND INCOME                          0.00          0.00             0.00            0.00             0.00           0.00
INTEREST INCOME                     311777.69         -4.00             0.00            0.00          -349.29           0.00
GROSS RENTS                          17181.18          0.00             0.00            0.00             0.00           0.00
GAIN(LOSS)SALE OF FIXED ASSETS    11413177.59    -675580.78       -181045.49       -81031.77      -1651028.17      -99635.58
SERVICE CALLS & CONTRACTED SER           0.00         30.00           134.00            0.00            51.38          80.00
ADMINISTRATIVE FEE                       0.00          0.00             0.00            0.00             0.00           0.00
CYLINDER & LEASE INCOME                  0.00      -8363.30        -13908.40        -7283.59             0.00      -12702.32
MISCELLANEOUS INCOME                     0.00        757.70          1226.08         -332.45          3703.09        4687.79
                                  -----------    ----------       ----------       ---------      -----------     ----------
   TOTAL INCOME                   12026597.92    -682535.69       -191463.42       -86838.68      -1624321.21     -103517.57
                                  -----------    ----------       ----------       ---------      -----------     ----------
SALARIES & WAGES                    120375.76      -8718.12         -3959.64        -3272.50        -17545.68       -2153.56
REPAIRS                                835.28          0.00             0.00            7.55           465.00          94.40
BAD DEBTS                                0.00      -2619.04           -85.85          210.80        -24644.33        -740.48
RENTS                                    0.00         -2.25             0.00            0.00             0.00           0.00
TAXES                                 7784.05        931.03          1110.17          326.93          8377.41        4769.91
INTEREST                                 0.00          0.00             0.00            0.00             0.00           0.00
CONTRIBUTIONS                            0.00          0.00             0.00            0.00         -9600.00           0.00
DEPRECIATION                           958.63          0.00             0.00            0.00             0.00           0.00
ADVERTISING                              0.00        600.00             0.00            0.00          7914.73           0.00
PENSION, PROFIT SHARING               3685.29       -691.25          -468.75         -798.75          -663.25        -506.25
EMPLOYEE BENEFIT PROGRAMS             3461.14        127.60            45.60           88.44           140.53          -4.50
AMORTIZATION                             0.00          0.00             0.00            0.00             0.00           0.00
BONDS & LICENSES                       150.00          0.00          1035.00            0.00             0.00         375.00
DUES & SUBSCRIPTIONS                     0.00          0.00             0.00            0.00             0.00           0.00
INSURANCE                                0.00         51.00            33.00           19.00           165.00          29.00
PROFESSIONAL FEES                     8000.00          0.00             0.00           85.00           562.52       50537.44
ADMINISTRATIVE, OFFICE               72610.73        381.21            16.32           22.11            96.67         453.36
AUTO & TRUCK EXPENSE                     0.00         80.29             0.00           15.82         12232.96           0.00
TRAVEL                               75464.56          0.00             0.00            0.00             0.00           0.00
TELEPHONE                                0.00          0.00             0.00            0.00             0.00          29.15
UTILITIES                                0.00          0.00             0.00            0.00           -84.00         213.90
SELLING EXPENSE                          0.00          0.00             0.00            0.00             0.00           0.00
SHOP SUPPLIES EXPENSE                    0.00          0.00             0.00           75.53            20.00           0.00
MISCELLANEOUS                            2.06         -0.12           281.03          106.66           467.71         111.80
OUTSIDE SERVICES & COLLECTION         6000.00        600.00           600.00          600.00           647.65         600.00
UTILITY MERCHANDISING,JOBBING            0.00          0.00             0.00            0.00             0.00           0.00
UTILITY PLANT OPERATING EXPENS           0.00          0.00             0.00            0.00             0.00           0.00
COMMITMENT FEE                           0.00          0.00             0.00            0.00             0.00           0.00
                                   ----------    ----------       ----------       ---------      -----------     ----------
   TOTAL DEDUCTIONS                 299327.50      -9259.65         -1393.12        -2513.41        -21447.08       53809.17
   INCOME TAXES                    3243300.00          0.00             0.00            0.00             0.00           0.00
                                   ----------    ----------       ----------       ---------      -----------     ----------
NET INCOME(LOSS)                   8483970.42    -673276.04       -190070.30       -84325.27      -1602874.13     -157326.74
                                   ==========    ==========       ==========       =========      ===========     ==========


                                      TROUP       ECONOMY         MARION CTY      ARROWOOD         TOTAL TGF
                                      -----       -------         ----------      --------         ---------
                                                        TRU-GAS OF FLORIDA, INC. 1/31/2002
   INCOME
GROSS SALES LESS RETURNS              4785.52       2470.27          1745.19        17341.68         68511.99
COST OF GOODS SOLD                    1651.20       1102.36           735.22            0.00       -270721.88
                                   ----------    ----------       ----------      ----------      -----------
GROSS PROFIT                          3134.32       1367.91          1009.97        17341.68        339233.87
DIVIDEND INCOME                          0.00          0.00             0.00            0.00             0.00
INTEREST INCOME                          0.00          0.00             0.00          556.64        311981.04
GROSS RENTS                              0.00          0.00             0.00       454428.81        471609.99
GAIN(LOSS)SALE OF FIXED ASSETS     -176105.02    -271957.64       -139863.84            0.00       8136929.30
SERVICE CALLS & CONTRACTED SER         116.00          0.00            30.00            0.00           441.38
ADMINISTRATIVE FEE                       0.00          0.00             0.00       -24000.00        -24000.00
CYLINDER & LEASE INCOME             -16922.50      -1771.70         -8015.44            0.00        -68967.25
MISCELLANEOUS INCOME                   602.32         17.66             6.97            6.00         10675.16
                                   ----------    ----------       ----------      ----------      -----------
   TOTAL INCOME                    -189174.88    -272343.77       -146832.34       448333.13       9177903.49
                                   ----------    ----------       ----------      ----------      -----------
SALARIES & WAGES                     -3093.03       -982.54         -1357.56        39800.06        119093.19
REPAIRS                                  0.00          0.00             0.00        21889.79         23292.02
BAD DEBTS                             -149.51       -709.27          -618.31            0.00        -29355.99
RENTS                                    0.00          0.00             0.00            0.00            -2.25
TAXES                                  872.88        175.75           378.09        48604.24         73330.46
INTEREST                                 0.00          0.00             0.00          552.10           552.10
CONTRIBUTIONS                            0.00          0.00             0.00            0.00         -9600.00
DEPRECIATION                             0.00          0.00             0.00        10883.93         11842.56
ADVERTISING                           1596.00          0.00          8205.00         4079.22         22394.95
PENSION, PROFIT SHARING               -450.00          0.00          -150.00          338.93           295.97
EMPLOYEE BENEFIT PROGRAMS              103.20          9.00            67.00         2400.62          6438.63
AMORTIZATION                             0.00          0.00             0.00            0.00             0.00
BONDS & LICENSES                         0.00          0.00             0.00         2650.10          4210.10
DUES & SUBSCRIPTIONS                     0.00          0.00             0.00           35.00            35.00
INSURANCE                               36.00         19.00             7.00         6637.00          6996.00
PROFESSIONAL FEES                        0.00          0.00             0.00         1972.86         61157.82
ADMINISTRATIVE, OFFICE                 338.40          8.16             5.78         2339.94         76272.68
AUTO & TRUCK EXPENSE                   199.70       2575.05          1916.28         1198.48         18218.58
TRAVEL                                   0.00          0.00             0.00          271.91         75736.47
TELEPHONE                                0.00          0.00            67.17          947.26          1043.58
UTILITIES                                0.00          0.00            10.38        34961.27         35101.55
SELLING EXPENSE                          0.00          0.00             0.00         1530.00          1530.00
SHOP SUPPLIES EXPENSE                    4.16          0.00             0.00            0.00            99.69
MISCELLANEOUS                          341.11        122.23           303.92          439.60          2176.00
OUTSIDE SERVICES & COLLECTION          600.00        600.00           600.00         3600.00         14447.65
UTILITY MERCHANDISING,JOBBING            0.00          0.00             0.00            0.00             0.00
UTILITY PLANT OPERATING EXPENS           0.00          0.00             0.00            0.00             0.00
COMMITMENT FEE                           0.00          0.00             0.00            0.00             0.00
                                   ----------    ----------       ----------      ----------      -----------
   TOTAL DEDUCTIONS                    398.91       1817.38          9434.75       185132.31        515306.76
   INCOME TAXES                          0.00          0.00             0.00       100700.00       3344000.00
                                   ----------    ----------       ----------      ----------      -----------
NET INCOME(LOSS)                   -189573.79    -274161.15       -156267.09       162500.82       5318596.73
                                   ==========    ==========       ==========      ==========      ===========


                                           DAWSON NGL              DAWSON HDQ              TOTAL DAWSON
                                           ----------              ----------              ------------
                                                         DAWSON OIL CO., LTD 1/31/2002

   ASSETS

CASH                                       -301572.23               -19052.88               -320625.11
TRADE NOTES AND ACCOUNTS REC               3676569.65                  271.44               3676841.09
ALLOWANCE FOR BAD DEBTS                    -125000.00                    0.00               -125000.00
INVENTORIES                                4713570.40                    0.00               4713570.40
PREPAID EXPENSES                            108496.82                12443.00                120939.82
ACCRUED INTEREST RECEIVABLE                      0.00                    0.00                     0.00
NOTES RECEIVABLE,OTHER                           0.00                    0.00                     0.00
LOANS TO STOCKHOLDERS                            0.00                    0.00                     0.00
NOTES RECEIVABLE, INTERCOMPANY                   0.00               178675.38                178675.38
OTHER INVESTMENTS                                0.00                    0.00                     0.00
BUILDINGS & OTHER DEPRECIABLE                46123.00              1868537.25               1914660.25
ACCUMULATED DEPRECIATION                    -38586.50              -653371.18               -691957.68
LAND                                             0.00                    0.00                     0.00
INTANGIBLE ASSETS                                0.00                    0.00                     0.00
CSV LIFE INSURANCE                               0.00                    0.00                     0.00
INVESTMENT IN WHOLLY OWNED SUB                   0.00                    0.00                     0.00
INVESTMENT IN ASSOCIATED CO                      0.00                    0.00                     0.00
UNAMORTIZED DEFERRED DEBT EXPE                   0.00                    0.00                     0.00
LAND HELD FOR INVESTMENT                         0.00                    0.00                     0.00
GOODWILL                                      1000.00                    0.00                  1000.00
MISCELLANEOUS DEFERRED DEBITS                    0.00                    0.00                     0.00
                                           ----------              ----------               ----------
  TOTAL ASSETS                             8080601.14              1387503.01               9468104.15
                                           ==========              ==========               ==========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                           2112285.28                18445.41               2130730.69
ACCRUED PAYROLL                              11298.58               194296.00                205594.58
TAXES OTHER THAN INCOME                       2206.04                 8860.18                 11066.22
INTEREST PAYABLE                                 0.00                    0.00                     0.00
INCOME TAXES PAYABLE                             0.00                27513.33                 27513.33
CUSTOMER DEPOSITS                                0.00                    0.00                     0.00
DIVIDENDS PAYABLE                                0.00                    0.00                     0.00
OTHER CURRENT LIABILITIES                        0.00                    0.00                     0.00
NOTES PAYABLE INTERCOMPANY                 6092762.56                    0.00               6092762.56
NOTES PAYABLE                                    0.00                    0.00                     0.00
DEFERRED INCOME TAXES                       -55700.00               340500.00                284800.00
OTHER DEFERRED CREDITS                           0.00                    0.00                     0.00
DEFERRED LOSS                                    0.00                    0.00                     0.00
PREFERRED STOCK                                  0.00                    0.00                     0.00
COMMON STOCK                                 10000.00                    0.00                 10000.00
PAID IN OR CAPITAL SURPLUS                       0.00                    0.00                     0.00
RETAINED EARNINGS                           -92251.32               797888.09                705636.77
TREASURY STOCK                                   0.00                    0.00                     0.00
                                           ----------              ----------               ----------
   TOTAL LIABILITIES & EQUITY              8080601.14              1387503.01               9468104.15
                                           ==========              ==========               ==========


                                           DAWSON NGL             DAWSON HDQ            TOTAL DAWSON
                                           ----------             ----------            ------------
                                                         DAWSON OIL CO., LTD 1/31/2002

   INCOME
GROSS SALES LESS RETURNS                  33238988.82                   0.00             33238988.82
COST OF GOODS SOLD                        32412228.97             -279084.56             32133144.41
                                           ---------               ---------              ----------
GROSS PROFIT                               826759.85               279084.56              1105844.41
DIVIDEND INCOME                                 0.00                    0.00                    0.00
INTEREST INCOME                              1511.58                 4375.16                 5886.74
GROSS RENTS                                     0.00                    0.00                    0.00
GAIN(LOSS)SALE OF FIXED ASSETS                  0.00                    0.00                    0.00
SERVICE CALLS & CONTRACTED SER                  0.00                    0.00                    0.00
ADMINISTRATIVE FEE                         -24000.00                    0.00               -24000.00
CYLINDER & LEASE INCOME                      2676.00                    0.00                 2676.00
MISCELLANEOUS INCOME                            0.00                  193.17                  193.17
                                           ---------               ---------              ----------
   TOTAL INCOME                            806947.43               283652.89              1090600.32
                                           ---------               ---------              ----------
SALARIES & WAGES                           112067.86               148877.00               260944.86
REPAIRS                                         0.00                    0.00                    0.00
BAD DEBTS                                   18000.00                    0.00                18000.00
RENTS                                       14175.14                15653.16                29828.30
TAXES                                        7137.67                 3165.14                10302.81
INTEREST                                   144726.59                10001.72               154728.31
CONTRIBUTIONS                                   0.00                    0.00                    0.00
DEPRECIATION                                 3144.20               142726.11               145870.31
ADVERTISING                                  1247.77                    0.00                 1247.77
PENSION, PROFIT SHARING                       948.58                    0.00                  948.58
EMPLOYEE BENEFIT PROGRAMS                    2754.29                    0.00                 2754.29
AMORTIZATION                                    0.00                    0.00                    0.00
BONDS & LICENSES                                0.00                  215.00                  215.00
DUES & SUBSCRIPTIONS                         1218.95                 2560.42                 3779.37
INSURANCE                                   15610.00                12563.00                28173.00
PROFESSIONAL FEES                           11028.16                    0.00                11028.16
ADMINISTRATIVE, OFFICE                      45561.94                    4.08                45566.02
AUTO & TRUCK EXPENSE                            0.00                    0.00                    0.00
TRAVEL                                          0.00              -121599.57              -121599.57
TELEPHONE                                    7896.22                  490.35                 8386.57
UTILITIES                                       0.00                    0.00                    0.00
SELLING EXPENSE                                 0.00                    0.00                    0.00
SHOP SUPPLIES EXPENSE                           0.00                    0.00                    0.00
MISCELLANEOUS                                4027.41                    5.83                 4033.24
OUTSIDE SERVICES & COLLECTION                   0.00                 6000.00                 6000.00
UTILITY MERCHANDISING,JOBBING                   0.00                    0.00                    0.00
UTILITY PLANT OPERATING EXPENS                  0.00                    0.00                    0.00
COMMITMENT FEE                                  0.00                    0.00                    0.00
                                           ---------               ---------              ----------
   TOTAL DEDUCTIONS                        389544.78               220662.24               610207.02
   INCOME TAXES                            334400.00                36200.00               370600.00
                                           ---------               ---------              ----------
NET INCOME(LOSS)                            83002.65                26790.65               109793.30
                                           =========               =========              ==========

                                   HIAWATHA    MBG-MINN     OLSON`S      TOMAH         MNG     MIDWEST LPG  MIDWEST TV  TOTAL OT SUB
                                   --------    --------     -------      -----         ---     -----------  ----------  ------------
                                                                  OTHER SUBSIDIARIES 1/31/2002

   ASSETS

CASH                                   0.00     4751.87        0.00        0.00      56234.61        0.00   -23394.66      37591.82
TRADE NOTES AND ACCOUNTS REC           0.00     6743.78        0.00        0.00    1347706.04        0.00   -21844.54    1332605.28
ALLOWANCE FOR BAD DEBTS                0.00        0.00        0.00        0.00     -16500.00        0.00    -1000.00     -17500.00
INVENTORIES                            0.00        0.00        0.00        0.00     468265.69        0.00   709347.30    1177612.99
PREPAID EXPENSES                       0.00      500.00        0.00        0.00     130759.02        0.00     6855.00     138114.02
ACCRUED INTEREST RECEIVABLE            0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
NOTES RECEIVABLE,OTHER                 0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
LOANS TO STOCKHOLDERS                  0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY    426526.26   343984.65   584842.53   414318.12      15215.35        0.00        0.00    1784886.91
OTHER INVESTMENTS                      0.00        0.00        0.00        0.00        750.00        0.00        0.00        750.00
BUILDINGS & OTHER DEPRECIABLE          0.00    65487.60        0.00        0.00   17984285.32    20435.73   418689.79   18488898.44
ACCUMULATED DEPRECIATION               0.00   -65219.27        0.00        0.00   -6721667.68   -18535.73  -321190.73   -7126613.41
LAND                                   0.00     5800.00        0.00        0.00      45633.82        0.00        0.00      51433.82
INTANGIBLE ASSETS                      0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
CSV LIFE INSURANCE                     0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB         0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
INVESTMENT IN ASSOCIATED CO            0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE         0.00        0.00        0.00        0.00      11496.88        0.00        0.00      11496.88
LAND HELD FOR INVESTMENT               0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
GOODWILL                               0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
MISCELLANEOUS DEFERRED DEBITS          0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
                                 ----------   ---------  ----------   ---------   -----------   ---------  ----------   -----------
  TOTAL ASSETS                    426526.26   362048.63   584842.53   414318.12   13322179.05     1900.00   767462.16   15879276.75
                                 ==========   =========  ==========   =========   ===========   =========  ==========   ===========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                       0.00      418.71        0.00        0.00    1004932.70        0.00    18692.23    1024043.64
ACCRUED PAYROLL                        0.00        0.00        0.00        0.00      70510.50        0.00    37666.05     108176.55
TAXES OTHER THAN INCOME                0.00      300.00     -216.16        0.00      20363.28        0.00    28163.28      48610.40
INTEREST PAYABLE                       0.00        0.00        0.00        0.00      78921.69        0.00        0.00      78921.69
INCOME TAXES PAYABLE                8972.47    11696.69     3779.77     4633.32       4012.45    -2017.70        0.00      31077.00
CUSTOMER DEPOSITS                      0.00        0.00        0.00        0.00      44629.53        0.00        0.00      44629.53
DIVIDENDS PAYABLE                      0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
OTHER CURRENT LIABILITIES              0.00        0.00        0.00        0.00     -36112.83        0.00       21.10     -36091.73
NOTES PAYABLE INTERCOMPANY             0.00        0.00        0.00        0.00    1861338.55    52078.30   679584.31    2593001.16
NOTES PAYABLE                          0.00        0.00        0.00        0.00    2540492.82        0.00        0.00    2540492.82
DEFERRED INCOME TAXES                  0.00        0.00        0.00        0.00    1076000.00     1000.00     7000.00    1084000.00
OTHER DEFERRED CREDITS                 0.00        0.00        0.00        0.00       6808.84        0.00        0.00       6808.84
DEFERRED LOSS                          0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
PREFERRED STOCK                        0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
COMMON STOCK                        1000.00    40000.00   136900.00      500.00     627070.00     1000.00        0.00     806470.00
PAID IN OR CAPITAL SURPLUS             0.00     3895.00     2755.00        0.00    1557961.00        0.00        0.00    1564611.00
RETAINED EARNINGS                 416553.79   305738.23   441623.92   409184.80    4465250.52   -50160.60    -3664.81    5984525.85
TREASURY STOCK                         0.00        0.00        0.00        0.00          0.00        0.00        0.00          0.00
                                 ----------   ---------  ----------   ---------   -----------   ---------  ----------   -----------
   TOTAL LIABILITIES & EQUITY     426526.26   362048.63   584842.53   414318.12   13322179.05     1900.00   767462.16   15879276.75
                                 ==========   =========  ==========   =========   ===========   =========  ==========   ===========

                                   HIAWATHA    MBG-MINN     OLSON`S      TOMAH        MNG    MIDWEST LPG  MIDWEST TV   TOTAL OT SUB
                                   --------    --------     -------      -----        ---    -----------  ----------   ------------
                                                                    OTHER SUBSIDIARIES 1/31/2002
   INCOME
GROSS SALES LESS RETURNS           10379.56     9910.36     6714.23     6259.08   11272184.47     0.00    3551738.71    14857186.41
COST OF GOODS SOLD                  8828.97    11233.99     6153.11     7005.13    8272936.75     0.00    2556566.09    10862724.04
                                 ----------   ---------  ----------  ----------   -----------  -------   -----------    -----------
GROSS PROFIT                        1550.59    -1323.63      561.12     -746.05    2999247.72     0.00     995172.62     3994462.37
DIVIDEND INCOME                        0.00        0.00        0.00        0.00          0.00     0.00          0.00           0.00
INTEREST INCOME                    12571.99    11137.41    16899.90    12890.14        358.83    43.47       1129.89       55031.63
GROSS RENTS                            0.00    42504.00        0.00        0.00       3575.00     0.00          0.00       46079.00
GAIN(LOSS)SALE OF FIXED ASSETS    513662.34   382256.35   524830.96   531778.87        300.00     0.00      -5800.00     1947028.52
SERVICE CALLS & CONTRACTED SER         0.00       40.00        0.00        0.00      75000.80  -231.41      99518.22      174327.61
ADMINISTRATIVE FEE                     0.00        0.00        6.72        0.00          0.00     0.00          0.00           6.72
CYLINDER & LEASE INCOME                0.00        0.00        0.00        0.00          0.00     0.00          0.00           0.00
MISCELLANEOUS INCOME                   0.00        0.00        0.00       15.28          0.00     0.00        234.98         250.26
                                 ----------   ---------  ----------  ----------   -----------  -------   -----------    -----------
   TOTAL INCOME                   527784.92   434614.13   542298.70   543938.24    3078482.35  -187.94    1090255.71     6217186.11
                                 ----------   ---------  ----------  ----------   -----------  -------   -----------    -----------
SALARIES & WAGES                   -2307.00    -2834.19    -3445.27    -5043.41     463172.80     0.00     527674.09      977217.02
REPAIRS                               35.00     5302.53        0.00     6818.00     146888.83     0.00       4557.80      163602.16
BAD DEBTS                            207.19     -392.40     -106.93    -4284.09      59812.30     0.00       1987.65       57223.72
RENTS                                  0.00        0.00        0.00        0.00      47053.50     0.00     129432.00      176485.50
TAXES                                307.95     3570.42      419.88      331.09     185219.74     0.00      43383.17      233232.25
INTEREST                               0.00        0.00        0.00        0.00     359149.20   123.52      42396.49      401669.21
CONTRIBUTIONS                          0.00        0.00        0.00        0.00          0.00     0.00        679.99         679.99
DEPRECIATION                           0.00        0.00        0.00        0.00     626797.42     0.00      39897.67      666695.09
ADVERTISING                          609.19      128.91       55.79       71.80        714.96     0.00     193991.52      195572.17
PENSION, PROFIT SHARING              131.97      -10.29      148.30       31.80       3155.41     0.00       5032.21        8489.40
EMPLOYEE BENEFIT PROGRAMS             16.24       -9.50       95.10       -4.00      30586.88     0.00      34145.03       64829.75
AMORTIZATION                           0.00        0.00        0.00        0.00       2420.40     0.00          0.00        2420.40
BONDS & LICENSES                       0.00        0.00      175.00       25.00          0.00    50.00        240.00         490.00
DUES & SUBSCRIPTIONS                   0.00        0.00        0.00        0.00          0.00     0.00       5379.64        5379.64
INSURANCE                             23.00     1221.00       28.00       16.00      14273.00   224.00       7283.00       23068.00
PROFESSIONAL FEES                    700.00     3200.00     1500.00      900.00      59974.70   300.00          0.00       66574.70
ADMINISTRATIVE, OFFICE                29.30      153.21       50.62      111.24      45963.42     0.60      14881.35       61189.74
AUTO & TRUCK EXPENSE                   0.00        0.00        0.00      120.82          0.00     0.00      34424.86       34545.68
TRAVEL                                 0.00        0.00        0.00        0.00          0.00     0.00        465.50         465.50
TELEPHONE                            188.01        0.00       28.19        0.00          0.00     0.00       4078.39        4294.59
UTILITIES                            104.25     4980.60        0.00        0.00          0.00     0.00        387.98        5472.83
SELLING EXPENSE                        0.00        0.00        0.00        0.00       6279.67     0.00       3534.28        9813.95
SHOP SUPPLIES EXPENSE                  0.00        9.20        0.00        0.00          0.00     0.00       7360.69        7369.89
MISCELLANEOUS                        293.50      470.78      115.73       75.40      46757.56     0.00       1052.94       48765.91
OUTSIDE SERVICES & COLLECTION        500.00      200.00      500.00      500.00     106073.67     0.00       1362.21      109135.88
UTILITY MERCHANDISING,JOBBING          0.00        0.00        0.00        0.00          0.00     0.00          0.00           0.00
UTILITY PLANT OPERATING EXPENS         0.00        0.00        0.00        0.00      52515.79     0.00          0.00       52515.79
COMMITMENT FEE                         0.00        0.00        0.00        0.00          0.00     0.00          0.00           0.00
                                 ----------   ---------  ----------  ----------   -----------  -------   -----------    -----------
   TOTAL DEDUCTIONS                  838.60    15990.27     -435.59     -330.35    2256809.25   698.12    1103628.46     3377198.76
   INCOME TAXES                   185000.00   149300.00   218700.00   219500.00     331000.21     0.00       5600.00     1109100.21
                                 ----------   ---------  ----------  ----------   -----------  -------   -----------    -----------
NET INCOME(LOSS)                  341946.32   269323.86   324034.29   324768.59     490672.89  -886.06     -18972.75     1730887.14
                                 ==========   =========  ==========  ==========   ===========  =======   ===========    ===========

                                          LA CROSSE    MONDOVI  RICHLAND CTR  C & H     CHETEK   PRAIRIE    TRUCK TRANS    TANK CAR
                                          ---------    -------  ------------  -----     ------   -------    -----------    --------
                                                                    MIDWEST BOTTLE GAS CO. 1/31/2002

   ASSETS


CASH                                     9863445.73      0.00        0.00      0.00      0.00      0.00          0.00          0.00
TRADE NOTES AND ACCOUNTS REC                2690.06      0.00        0.00      0.00      0.00      0.00          0.00          0.00
ALLOWANCE FOR BAD DEBTS                        0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
INVENTORIES                                    0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
PREPAID EXPENSES                           10377.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
ACCRUED INTEREST RECEIVABLE                    0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
NOTES RECEIVABLE,OTHER                         0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
LOANS TO STOCKHOLDERS                      22251.92      0.00        0.00      0.00      0.00      0.00          0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY          16421482.02      0.00        0.00      0.00      0.00      0.00          0.00          0.00
OTHER INVESTMENTS                         126397.34      0.00        0.00      0.00      0.00      0.00          0.00          0.00
BUILDINGS & OTHER DEPRECIABLE            2112474.34      0.00        0.00      0.00      0.00      0.00          0.00     344646.00
ACCUMULATED DEPRECIATION                -1097888.20      0.00        0.00      0.00      0.00      0.00          0.00    -344646.00
LAND                                      387988.96      0.00        0.00      0.00      0.00      0.00          0.00          0.00
INTANGIBLE ASSETS                              0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
CSV LIFE INSURANCE                       1302892.33      0.00        0.00      0.00      0.00      0.00          0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB          -2728934.88      0.00        0.00      0.00      0.00      0.00          0.00          0.00
INVESTMENT IN ASSOCIATED CO                96249.92      0.00        0.00      0.00      0.00      0.00          0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE                 0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
LAND HELD FOR INVESTMENT                       0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
GOODWILL                                       0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
MISCELLANEOUS DEFERRED DEBITS                  0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
                                      -------------    ------      ------    ------    ------    ------       -------    ----------
  TOTAL ASSETS                          26519426.54      0.00        0.00      0.00      0.00      0.00          0.00          0.00
                                      =============    ======      ======    ======    ======    ======       =======    ==========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                         1528254.51      0.00        0.00      0.00      0.00      0.00          0.00       3295.39
ACCRUED PAYROLL                            40254.63      0.00        0.00      0.00      0.00      0.00          0.00          0.00
TAXES OTHER THAN INCOME                     6449.39      0.00        0.00      0.00      0.00      0.00          0.00          0.00
INTEREST PAYABLE                           24932.24      0.00        0.00      0.00      0.00      0.00          0.00          0.00
INCOME TAXES PAYABLE                      129990.41      0.00        0.00      0.00      0.00      0.00          0.00          0.00
CUSTOMER DEPOSITS                              0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
DIVIDENDS PAYABLE                              0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
OTHER CURRENT LIABILITIES                 330308.20      0.00        0.00      0.00      0.00      0.00          0.00          0.00
NOTES PAYABLE INTERCOMPANY               1963562.29      0.00        0.00      0.00      0.00      0.00          0.00     109595.22
NOTES PAYABLE                             424974.91      0.00        0.00      0.00      0.00      0.00          0.00          0.00
DEFERRED INCOME TAXES                     282400.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
OTHER DEFERRED CREDITS                         0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
DEFERRED LOSS                                  0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
PREFERRED STOCK                                0.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
COMMON STOCK                              179700.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
PAID IN OR CAPITAL SURPLUS                  2500.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
RETAINED EARNINGS                       21609999.96      0.00        0.00      0.00      0.00      0.00          0.00    -112890.61
TREASURY STOCK                             -3900.00      0.00        0.00      0.00      0.00      0.00          0.00          0.00
                                      -------------    ------      ------    ------    ------    ------       -------    ----------
   TOTAL LIABILITIES & EQUITY           26519426.54      0.00        0.00      0.00      0.00      0.00          0.00          0.00
                                      =============    ======      ======    ======    ======    ======       =======    ==========

                                             WILL`S    REEDSGAS   EAU CLAIRE   SHELL LAKE    MINOCQUA   TOTAL MBG
                                             ------    --------   ----------   ----------    --------   ---------
                                                              MIDWEST BOTTLE GAS CO. 1/31/2002

   ASSETS

CASH                                           0.00      0.00        0.00         0.00         0.00    9863445.73
TRADE NOTES AND ACCOUNTS REC                   0.00      0.00        0.00         0.00         0.00       2690.06
ALLOWANCE FOR BAD DEBTS                        0.00      0.00        0.00         0.00         0.00          0.00
INVENTORIES                                    0.00      0.00        0.00         0.00         0.00          0.00
PREPAID EXPENSES                               0.00      0.00        0.00         0.00         0.00      10377.00
ACCRUED INTEREST RECEIVABLE                    0.00      0.00        0.00         0.00         0.00          0.00
NOTES RECEIVABLE,OTHER                         0.00      0.00        0.00         0.00         0.00          0.00
LOANS TO STOCKHOLDERS                          0.00      0.00        0.00         0.00         0.00      22251.92
NOTES RECEIVABLE, INTERCOMPANY                 0.00      0.00        0.00         0.00         0.00   16421482.02
OTHER INVESTMENTS                              0.00      0.00        0.00         0.00         0.00     126397.34
BUILDINGS & OTHER DEPRECIABLE                  0.00      0.00        0.00         0.00         0.00    2457120.34
ACCUMULATED DEPRECIATION                       0.00      0.00        0.00         0.00         0.00   -1442534.20
LAND                                           0.00      0.00        0.00         0.00         0.00     387988.96
INTANGIBLE ASSETS                              0.00      0.00        0.00         0.00         0.00          0.00
CSV LIFE INSURANCE                             0.00      0.00        0.00         0.00         0.00    1302892.33
INVESTMENT IN WHOLLY OWNED SUB                 0.00      0.00        0.00         0.00         0.00   -2728934.88
INVESTMENT IN ASSOCIATED CO                    0.00      0.00        0.00         0.00         0.00      96249.92
UNAMORTIZED DEFERRED DEBT EXPE                 0.00      0.00        0.00         0.00         0.00          0.00
LAND HELD FOR INVESTMENT                       0.00      0.00        0.00         0.00         0.00          0.00
GOODWILL                                       0.00      0.00        0.00         0.00         0.00          0.00
MISCELLANEOUS DEFERRED DEBITS                  0.00      0.00        0.00         0.00         0.00          0.00
                                            -------    ------      ------       ------      -------  ------------
  TOTAL ASSETS                                 0.00      0.00        0.00         0.00         0.00   26519426.54
                                            =======    ======      ======       ======      =======  ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                               0.00      0.00        0.00         0.00         0.00    1531549.90
ACCRUED PAYROLL                                0.00      0.00        0.00         0.00         0.00      40254.63
TAXES OTHER THAN INCOME                        0.00      0.00        0.00         0.00         0.00       6449.39
INTEREST PAYABLE                               0.00      0.00        0.00         0.00         0.00      24932.24
INCOME TAXES PAYABLE                           0.00      0.00        0.00         0.00         0.00     129990.41
CUSTOMER DEPOSITS                              0.00      0.00        0.00         0.00         0.00          0.00
DIVIDENDS PAYABLE                              0.00      0.00        0.00         0.00         0.00          0.00
OTHER CURRENT LIABILITIES                      0.00      0.00        0.00         0.00         0.00     330308.20
NOTES PAYABLE INTERCOMPANY                     0.00      0.00        0.00         0.00         0.00    2073157.51
NOTES PAYABLE                                  0.00      0.00        0.00         0.00         0.00     424974.91
DEFERRED INCOME TAXES                          0.00      0.00        0.00         0.00         0.00     282400.00
OTHER DEFERRED CREDITS                         0.00      0.00        0.00         0.00         0.00          0.00
DEFERRED LOSS                                  0.00      0.00        0.00         0.00         0.00          0.00
PREFERRED STOCK                                0.00      0.00        0.00         0.00         0.00          0.00
COMMON STOCK                                   0.00      0.00        0.00         0.00         0.00     179700.00
PAID IN OR CAPITAL SURPLUS                     0.00      0.00        0.00         0.00         0.00       2500.00
RETAINED EARNINGS                              0.00      0.00        0.00         0.00         0.00   21497109.35
TREASURY STOCK                                 0.00      0.00        0.00         0.00         0.00      -3900.00
                                            -------    ------      ------       ------      -------  ------------
   TOTAL LIABILITIES & EQUITY                  0.00      0.00        0.00         0.00         0.00   26519426.54
                                            =======    ======      ======       ======      =======  ============

                                   LA CROSSE        MONDOVI    RICHLAND CTR      C & H         CHETEK       PRAIRIE     RUCK TRANS
                                   ---------        -------    ------------      -----         ------       -------     ----------
                                                                MIDWEST BOTTLE GAS CO. 1/31/2002

   INCOME
GROSS SALES LESS RETURNS            719352.05        8993.75       7054.75       8068.16        9418.05       2844.06        0.00
COST OF GOODS SOLD                  -23695.06        6698.10       8531.72      11210.18       15073.23       6669.63        0.00
                                  -----------    -----------   -----------   -----------    -----------   -----------  ----------
GROSS PROFIT                        743047.11        2295.65      -1476.97      -3142.02       -5655.18      -3825.57        0.00
DIVIDEND INCOME                       2260.80           0.00          0.00          0.00           0.00          0.00        0.00
INTEREST INCOME                    1075909.52         -11.32          0.00          0.00           0.00          0.00        0.00
GROSS RENTS                         212493.88           0.00          0.00          0.00           0.00          0.00        0.00
GAIN(LOSS)SALE OF FIXED ASSETS    13630183.53     -179857.43    -167371.94    -269439.78     -385735.01    -173427.28   -96652.05
SERVICE CALLS & CONTRACTED SER         345.00           0.00         49.95          0.00           0.00          0.00        0.00
ADMINISTRATIVE FEE                   48948.36           0.00          0.00          0.00           0.00          0.00     -950.00
CYLINDER & LEASE INCOME                  1.00           0.00          0.00          0.00       -1653.88       -885.59        0.00
MISCELLANEOUS INCOME                   776.95           0.00        323.77         15.00           0.00         45.94       29.40
                                  -----------    -----------   -----------   -----------    -----------   -----------  ----------
   TOTAL INCOME                   15713966.15     -177573.10    -168475.19    -272566.80     -393044.07    -178092.50   -97572.65
                                  -----------    -----------   -----------   -----------    -----------   -----------  ----------
SALARIES & WAGES                    217931.48       -2976.02      -2861.05      -2585.97       -2763.43      -1925.24      770.91
REPAIRS                              51232.51          46.28          0.00         75.00           0.00        290.45      292.73
BAD DEBTS                              695.20         -44.57       -192.78      -1355.79         212.76      -1319.53        0.00
RENTS                                    0.00           0.00          0.00          0.00           0.00          0.00        0.00
TAXES                                94977.46         317.21        445.47        240.96         316.63        204.18        0.00
INTEREST                            553702.23           0.00          0.00          0.00           0.00          0.00        0.00
CONTRIBUTIONS                          250.00           0.00          0.00          0.00           0.00          0.00        0.00
DEPRECIATION                         91332.91           0.00          0.00          0.00           0.00          0.00        0.00
ADVERTISING                          33613.52         385.08         63.94       2945.25         783.41         26.94        0.00
PENSION, PROFIT SHARING              13184.46        -393.75       -961.25        -75.00        -225.00        -37.50        0.00
EMPLOYEE BENEFIT PROGRAMS             2765.36         -62.79         68.60         52.20         -12.50         47.20     1873.64
AMORTIZATION                         73328.64           0.00          0.00          0.00           0.00          0.00        0.00
BONDS & LICENSES                       950.96           0.00          0.00          0.00           0.00          0.00        0.00
DUES & SUBSCRIPTIONS                  2117.89           0.00          0.00          0.00           0.00          0.00        0.00
INSURANCE                            11231.00          18.00         21.00         18.00          26.00         10.00        9.00
PROFESSIONAL FEES                   323530.72           0.00          0.00          0.00           0.00          0.00        0.00
ADMINISTRATIVE, OFFICE              154090.88           9.52          8.16          9.70          15.75          5.78        5.78
AUTO & TRUCK EXPENSE                  1580.22        -304.68          0.00          0.00          83.96          0.00     1192.86
TRAVEL                              138621.15           0.00          0.00          0.00           0.00          0.00        0.00
TELEPHONE                            11481.72           0.00         57.78         40.30           0.00         82.48      220.76
UTILITIES                            30370.64           0.00          0.00          0.00           0.00          0.00        0.00
SELLING EXPENSE                          0.00           0.00          0.00          0.00           0.00          0.00        0.00
SHOP SUPPLIES EXPENSE                  -14.34        -125.53          0.00         31.44           0.00          0.00        0.00
MISCELLANEOUS                        30647.06         145.67         46.71        161.89         136.48        -22.52        8.89
OUTSIDE SERVICES & COLLECTION       -27482.20         525.00        525.00        500.00         500.00        500.00      300.00
UTILITY MERCHANDISING,JOBBING            0.00           0.00          0.00          0.00           0.00          0.00        0.00
UTILITY PLANT OPERATING EXPENS           0.00           0.00          0.00          0.00           0.00          0.00        0.00
COMMITMENT FEE                           0.00           0.00          0.00          0.00           0.00          0.00        0.00
                                  -----------    -----------   -----------   -----------    -----------   -----------  ----------
   TOTAL DEDUCTIONS                1810139.47       -2460.58      -2778.42         57.98        -925.94      -2137.76     4674.57
   INCOME TAXES                    3058200.00           0.00          0.00          0.00           0.00          0.00        0.00
                                  -----------    -----------   -----------   -----------    -----------   -----------  ----------
NET INCOME(LOSS)                  10845626.68     -175112.52    -165696.77    -272624.78     -392118.13    -175954.74  -102247.22
                                  ===========    ===========   ===========   ===========    ===========   ===========  ==========


                                  TANK CAR        WILL`S       REEDSGAS       EAU CLAIRE     SHELL LAKE      MINOCQUA      TOTAL MBG
                                  --------        ------       --------       ----------     ----------      --------      ---------
                                                              MIDWEST BOTTLE GAS CO. 1/31/2002
   INCOME
GROSS SALES LESS RETURNS              0.00       11906.35      18282.07        10599.80        7856.80      15427.94      819803.78
COST OF GOODS SOLD                    0.00        9613.03      16512.42         9689.34        7788.58      23013.57       91104.74
                                ----------    -----------   -----------     -----------    -----------   -----------    -----------
GROSS PROFIT                          0.00        2293.32       1769.65          910.46          68.22      -7585.63      728699.04
DIVIDEND INCOME                       0.00           0.00          0.00            0.00           0.00          0.00        2260.80
INTEREST INCOME                       0.00           0.00          0.00            0.00           0.00         -2.84     1075895.36
GROSS RENTS                           0.00           0.00          0.00            0.00           0.00          0.00      212493.88
GAIN(LOSS)SALE OF FIXED ASSETS        0.00     -594038.04   -1154714.65      -517610.87     -626547.53   -2098662.15     7366126.80
SERVICE CALLS & CONTRACTED SER        0.00           0.00        142.50            0.00         904.49          0.00        1441.94
ADMINISTRATIVE FEE                    0.00           0.00          0.00           -5.08           0.00          0.00       47993.28
CYLINDER & LEASE INCOME               0.00           0.00          0.00            0.00           0.00       -804.70       -3343.17
MISCELLANEOUS INCOME                  0.00          25.00        175.40            0.00         550.00       1342.09        3283.55
                                ----------    -----------   -----------     -----------    -----------   -----------    -----------
   TOTAL INCOME                       0.00     -591719.72   -1152627.10      -516705.49     -625024.82   -2105713.23     9434851.48
                                ----------    -----------   -----------     -----------    -----------   -----------    -----------
SALARIES & WAGES                      0.00       -7563.96      -5672.60        -1702.88       -1919.32      -4579.86      184152.06
REPAIRS                           12457.46          26.53          5.27            0.00         292.96          0.00       64719.19
BAD DEBTS                             0.00        -812.26       -552.89        -3310.72       -4418.33     -18931.19      -30030.10
RENTS                                 0.00           0.00          0.00            0.00           0.00          0.00           0.00
TAXES                              2526.20         569.60        620.75         -549.50         748.66        976.39      101394.01
INTEREST                           6920.14           0.00       2053.95            0.00           0.00      39545.70      602222.02
CONTRIBUTIONS                         0.00           0.00          0.00            0.00           0.00          0.00         250.00
DEPRECIATION                          0.00           0.00          0.00            0.00           0.00          0.00       91332.91
ADVERTISING                           0.00        1284.83       1092.22           78.56          75.42       2583.42       42932.59
PENSION, PROFIT SHARING               0.00        -562.50        -93.75         -261.25        -468.75      -1200.00        8905.71
EMPLOYEE BENEFIT PROGRAMS             0.00          -4.34        -12.50           60.82         -11.50         36.10        4800.29
AMORTIZATION                          0.00           0.00          0.00            0.00           0.00          0.00       73328.64
BONDS & LICENSES                    385.00           0.00        780.00            0.00           0.00          0.00        2115.96
DUES & SUBSCRIPTIONS                  0.00           0.00          0.00            0.00           0.00          0.00        2117.89
INSURANCE                             0.00          35.34         36.00           22.00          25.00         58.90       11510.24
PROFESSIONAL FEES                     0.00           0.00          0.00            0.00           0.00        352.00      323882.72
ADMINISTRATIVE, OFFICE                0.00           3.15          8.16          405.72          92.31         20.40      154675.31
AUTO & TRUCK EXPENSE                  0.00           0.00          0.00            0.00         192.10       -200.00        2544.46
TRAVEL                                0.00           0.00          0.00            0.00           0.00          0.00      138621.15
TELEPHONE                             0.00           0.00          0.00            0.00         234.67          0.00       12117.71
UTILITIES                             0.00          23.38        103.43            0.00           0.00         25.08       30522.53
SELLING EXPENSE                       0.00           0.00          0.00            0.00           0.00          0.00           0.00
SHOP SUPPLIES EXPENSE                 0.00           0.00          0.00            0.00           0.00          0.00        -108.43
MISCELLANEOUS                      6738.65         159.52        132.14          209.81         101.93        491.07       38957.30
OUTSIDE SERVICES & COLLECTION         0.00         500.00        500.00          500.00         500.00        500.00      -22132.20
UTILITY MERCHANDISING,JOBBING         0.00           0.00          0.00            0.00           0.00          0.00           0.00
UTILITY PLANT OPERATING EXPENS        0.00           0.00          0.00            0.00           0.00          0.00           0.00
COMMITMENT FEE                        0.00           0.00          0.00            0.00           0.00          0.00           0.00
                                ----------    -----------   -----------     -----------    -----------   -----------    -----------
   TOTAL DEDUCTIONS               29027.45       -6340.71       -999.82        -4547.44       -4554.85      19678.01     1838831.96
   INCOME TAXES                   -9900.00           0.00          0.00            0.00           0.00          0.00     3048300.00
                                ----------    -----------   -----------     -----------    -----------   -----------    -----------
NET INCOME(LOSS)                 -19127.45     -585379.01   -1151627.28      -512158.05     -620469.97   -2125391.24     4547719.52
                                ==========    ===========   ===========     ===========    ===========   ===========    ===========

                                                  CMI
                                                  ---
                                CONSOLIDATED MIDWEST, INC (ONLY) 1/31/2002
   ASSETS

CASH                                                0.00
TRADE NOTES AND ACCOUNTS REC                        0.00
ALLOWANCE FOR BAD DEBTS                             0.00
INVENTORIES                                         0.00
PREPAID EXPENSES                                    0.00
ACCRUED INTEREST RECEIVABLE                         0.00
NOTES RECEIVABLE,OTHER                              0.00
LOANS TO STOCKHOLDERS                               0.00
NOTES RECEIVABLE, INTERCOMPANY                      0.00
OTHER INVESTMENTS                                   0.00
BUILDINGS & OTHER DEPRECIABLE                       0.00
ACCUMULATED DEPRECIATION                            0.00
LAND                                                0.00
INTANGIBLE ASSETS                                   0.00
CSV LIFE INSURANCE                                  0.00
INVESTMENT IN WHOLLY OWNED SUB               21247665.80
INVESTMENT IN ASSOCIATED CO                         0.00
UNAMORTIZED DEFERRED DEBT EXPE                      0.00
LAND HELD FOR INVESTMENT                            0.00
GOODWILL                                            0.00
MISCELLANEOUS DEFERRED DEBITS                       0.00
                                             -----------
  TOTAL ASSETS                               21247665.80
                                             ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                    0.00
ACCRUED PAYROLL                                     0.00
TAXES OTHER THAN INCOME                             0.00
INTEREST PAYABLE                                    0.00
INCOME TAXES PAYABLE                              941.00
CUSTOMER DEPOSITS                                   0.00
DIVIDENDS PAYABLE                                   0.00
OTHER CURRENT LIABILITIES                           0.00
NOTES PAYABLE INTERCOMPANY                    6079461.45
NOTES PAYABLE                                       0.00
DEFERRED INCOME TAXES                               0.00
OTHER DEFERRED CREDITS                              0.00
DEFERRED LOSS                                       0.00
PREFERRED STOCK                                     0.00
COMMON STOCK                                   178725.00
PAID IN OR CAPITAL SURPLUS                    1535221.00
RETAINED EARNINGS                            13453317.35
TREASURY STOCK                                      0.00
                                             -----------
   TOTAL LIABILITIES & EQUITY                21247665.80
                                             ===========

                                                  CMI
                                                  ---
                                CONSOLIDATED MIDWEST, INC (ONLY) 1/31/2002
   INCOME
GROSS SALES LESS RETURNS                           0.00
COST OF GOODS SOLD                                 0.00
                                             ----------
GROSS PROFIT                                       0.00
DIVIDEND INCOME                                    0.00
INTEREST INCOME                                    0.00
GROSS RENTS                                        0.00
GAIN(LOSS)SALE OF FIXED ASSETS                     0.00
SERVICE CALLS & CONTRACTED SER                     0.00
ADMINISTRATIVE FEE                                 0.00
CYLINDER & LEASE INCOME                            0.00
MISCELLANEOUS INCOME                               0.00
                                             ----------
   TOTAL INCOME                                    0.00
                                             ----------
SALARIES & WAGES                                   0.00
REPAIRS                                            0.00
BAD DEBTS                                          0.00
RENTS                                              0.00
TAXES                                              0.00
INTEREST                                       25384.74
CONTRIBUTIONS                                      0.00
DEPRECIATION                                       0.00
ADVERTISING                                        0.00
PENSION, PROFIT SHARING                            0.00
EMPLOYEE BENEFIT PROGRAMS                          0.00
AMORTIZATION                                       0.00
BONDS & LICENSES                                  25.00
DUES & SUBSCRIPTIONS                               0.00
INSURANCE                                          0.00
PROFESSIONAL FEES                                  0.00
ADMINISTRATIVE, OFFICE                             2.83
AUTO & TRUCK EXPENSE                               0.00
TRAVEL                                             0.00
TELEPHONE                                          0.00
UTILITIES                                          0.00
SELLING EXPENSE                                    0.00
SHOP SUPPLIES EXPENSE                              0.00
MISCELLANEOUS                                      0.00
OUTSIDE SERVICES & COLLECTION                      0.00
UTILITY MERCHANDISING,JOBBING                      0.00
UTILITY PLANT OPERATING EXPENS                     0.00
COMMITMENT FEE                                     0.00
                                             ----------
   TOTAL DEDUCTIONS                            25412.57
   INCOME TAXES                                -9000.00
                                             ----------
NET INCOME(LOSS)                              -16412.57
                                             ==========